SECURITIES AND EXCHANGE COMMISSION

                                    Washington, D.C.  20549

                                            FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                          Commission File Number 1-9776


                       United States Surgical Corporation
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             (Exact name of registrant as specified in its charter)


          150 Glover Avenue, Norwalk, Connecticut 06856 (203) 845-1290
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                     Common Stock, par value $0.10 per share
                    $300,000,000 7.25% Senior Notes due 2008
                    ----------------------------------------
            (Title of each class of securities covered by this Form)


                                      None
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(Titles of all other  classes  of  securities  for which a duty to file  reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)[x]       Rule 12h-3(b)(1)(ii [ ]
               Rule 12g-4(a)(1)(ii[ ]       Rule 12h-3(b)(2)(i) [ ]
               Rule 12g-4(a)(2)(i)[ ]       Rule 12h-3(b)(2)(ii [ ]
               Rule 12g-4(a)(2)(ii[ ]       Rule 15d-6          [ ]
               Rule 12h-3(b)(1)(i)[x]


Approximate number of holders of record as of the certification or notice date:

Description of Security                            Number of Holders
-----------------------                            -----------------
Common Stock, par value $.10 per share                    1
$300,000,000 7.25% Senior Notes due 2008                  1

         Pursuant to the requirements of the Securities Exchange Act of 1934, United States Surgical Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  November 12, 1998          UNITED STATES SURGICAL CORPORATION
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                                  By:     /s/ Mark H. Swartz
                                          ------------------
                                  Name:   Mark H. Swartz
                                  Title:  Vice President